SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

24 January 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 24 January 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

                     Appointment of Non-executive Director

London, UK; Brentwood, TN, US; 24 January 2007 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, is pleased to announce the appointment of Dr Jacques Gonella as a non-executive director, with effect from today.  He will serve on the
Company's audit, nomination and remuneration committees.

Dr Gonella served on the Board of MacroMed, Inc. from 1999 until its acquisition by Protherics on 4 January 2007.  He is the principal in the consulting firm of
JG Consulting AG and is the founder of Permatec Pharma AG, which merged with
Mediject in 2001 to form Antares Pharma, Inc., a US public specialty pharma company.  He also serves as Chairman of the Board of Directors of Antares
Pharma.  Prior to founding Permatec, Dr Gonella founded JAGO Pharma AG in 1983 and served as its president and CEO until its acquisition in May 1996 by
SkyePharma PLC.  Before founding JAGO, he occupied various positions with F.
Hoffmann La Roche Ltd. and Pfizer, Inc. between 1968 and 1979.

Dr Gonella holds 8,245,815 ordinary shares of 2p each in the capital of the
Company which he received as consideration upon the acquisition of MacroMed Inc.
by Protherics.

There are no further details to be disclosed in relation to Paragraph 9.6.13R of the Financial Services Authority Listing Rules.

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs               +44 (0) 7919  480510
Julie Vickers, Company Secretary                            +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                           +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                        +1 212 850 5600

Or visit  www.protherics.com